Sky Solar Holdings, Ltd.

Suite 1604, 9 Queen’s Road, Central
Hong Kong Special Administrative Region
People’s Republic of China

November 10, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

U.S.A.

Attention:                                         Mr. Jay Ingram, Legal Branch Chief

Ms. Sherry Haywood, Staff Attorney

Re:                                   Sky Solar Holdings, Ltd.

Registration Statement on Form F-1, as amended (File No. 333-198817)

Registration Statement on Form 8-A (Registration No. 001-36703)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Sky Solar Holdings, Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the Registration Statement become effective at 4:30 p.m. (Eastern Time), on November 10, 2014 or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares of the Company (the “Registration Statement on Form 8-A,” together with the F-1 Registration Statement, the “Registration Statements”), be declared effective immediately following the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Shearman & Sterling LLP.

The Company understands that Roth Capital Partners, LLC, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

The Company hereby acknowledges the following:

1.                                      should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                                      the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Sky Solar Holdings, Ltd.

By:	/s/ Amy (Yi) Zhang
Name: Amy (Yi) Zhang
Title: Chief executive officer and director

cc:                    Shuang Zhao

Shearman & Sterling LLP